Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in MINISO Group Holding Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(NYSE: MNSO; HKEX: 9896)

(1) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES;

(3) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR; AND

(5) NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of MINISO Group Holding Limited (the “Annual General Meeting”) to be held at 16F, Building A, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, Guangdong Province, the People’s Republic of China on Thursday, June 20, 2024 at 9:00 a.m. is set out on pages 18 to 23 of this circular. A form of proxy for use at the Annual General Meeting is also enclosed with this circular. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.miniso.com).

Holders of record of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong Time) are cordially invited to attend the Annual General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York Time) are cordially invited to submit your voting instructions to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or to a holder’s bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon if you hold your ADSs directly on the books and records of The Bank of New York Mellon or to your bank, brokerage, or other securities intermediary if you hold your ADSs indirectly through any of them, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 9:00 a.m. (Hong Kong Time) on Tuesday, June 18, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Annual General Meeting; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting. For the avoidance of doubt, holders of treasury Shares of the Company, if any, shall abstain from voting at the Company’s general meeting.

This circular is in English and Chinese. In case of any inconsistency, the English version shall prevail.

April 16, 2024

APPENDIX I	–	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION	10
APPENDIX II	–	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	16
NOTICE OF THE ANNUAL GENERAL MEETING			18

-  i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American Depositary Share(s), each of which represents four Shares
“ADS Record Date”	May 6, 2024 (New York Time)
“AGM Notice”	the notice for convening the Annual General Meeting, which is set out on pages 18 to 23 of this circular
“Annual General Meeting”	the annual general meeting of the Company to be held at 16F, Building A, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, Guangdong Province, China on Thursday, June 20, 2024 at 9:00 a.m., or any adjournment thereof
“Articles of Association”	the articles of association of the Company as amended, supplemented or otherwise modified from time to time
“Board”	the board of Directors
“China” or “the PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan
“close associate”	has the meaning ascribed to it under the Listing Rules
“Companies Act”	the Companies Act (As Revised), Chapter 22 of the Cayman Islands as amended, supplemented or otherwise modified from time to time
“Company”	MINISO Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, with its Shares listed on the main board of the Hong Kong Stock Exchange
“Compensation Committee”	the Compensation Committee of the Company
“controlling shareholder”	has the meaning ascribed to it under the Listing Rules
“core connected person”	has the meaning ascribed to it under the Listing Rules

DEFINITIONS

“Director(s)”	the director(s) of the Company
“Group”	the Company and its subsidiaries
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited
“Latest Practicable Date”	April 11, 2024, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular
“Listing Date”	July 13, 2022, being the date on which dealings in the Shares first commenced on the Hong Kong Stock Exchange
“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended, supplemented, or otherwise modified from time to time
“New York Stock Exchange” or “NYSE”	the New York Stock Exchange
“Nominating and Corporate Governance Committee”	the Nominating and Corporate Governance Committee of the Company
“Repurchase Mandate”	a general mandate proposed to be granted to the Directors at the Annual General Meeting to repurchase Shares not exceeding 10% of the total number of the issued Shares (excluding any treasury Shares) as at the date of passing of the relevant resolution granting the Repurchase Mandate
“Sale Mandate”	a general mandate proposed to be granted to the Directors at the Annual General Meeting to allot, issue and/or otherwise deal with (including any sale or transfer of treasury Shares out of treasury) the Shares not exceeding 5% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing of the relevant resolution granting the Sale Mandate

DEFINITIONS

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented and otherwise modified from time to time
“Share(s)”	ordinary share(s) of nominal value of US$0.00001 each in the capital of the Company
“Share Record Date”	May 6, 2024 (Hong Kong Time)
“Shareholder(s)”	the holder(s) of the Share(s)
“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules
“SZSE”	Shenzhen Stock Exchange
“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs, as amended, supplemented, or otherwise modified from time to time
“treasury Shares”	has the meaning ascribed to it under the Listing Rules which will come into effect on June 11, 2024 and as amended from time to time
“US$”	United States dollars, the lawful currency of the USA
“USA”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
“%”	per cent

LETTER FROM THE BOARD

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

Executive Director:	Registered office:
Mr. YE Guofu (葉國富)	Maples Corporate Services Limited
(Chairman and Chief Executive Officer)	PO Box 309, Ugland House
Grand Cayman, KY1-1104
Independent non-executive Directors:	Cayman Islands
Ms. XU Lili (徐黎黎)
Mr. ZHU Yonghua (朱擁華)	Headquarters and principal place of business in China:
Mr. WANG Yongping (王永平)	8F, M Plaza
No. 109, Pazhou Avenue
Haizhu District, Guangzhou 510000
Guangdong Province
China

Principal place of business in Hong Kong:
31/F, Tower Two, Times Square
1 Matheson Street
Causeway Bay
Hong Kong

April 16, 2024

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES;

(3) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(4) PROPOSED RE-APPOINTMENT OF AUDITOR; AND

(5) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to give you the AGM Notice and the following proposals to be put forward at the Annual General Meeting:

(a)	the proposed grant of a general mandate to issue Shares;

LETTER FROM THE BOARD

(b)	the proposed grant of a general mandate to repurchase Shares;

(c)	the proposed re-election of the retiring Directors; and

(d)	the proposed re-appointment of the auditor.

2.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

Pursuant to the resolution passed at the annual general meeting of the Company held on December 21, 2023, a general mandate was granted to the Directors to allot, issue and deal with Shares. Such mandate, to the extent not utilised by the date of the Annual General Meeting, will lapse at the conclusion of the Annual General Meeting.

In order to ensure flexibility and give discretion to the Directors in the event that it becomes desirable for the Company to issue any new Shares (including any sale or transfer of treasury Shares), an ordinary resolution will be proposed at the Annual General Meeting to approve the granting of the Sale Mandate to the Directors to exercise the powers of the Company to allot, issue and/or otherwise deal with additional Shares (including any sale or transfer of treasury Shares out of treasury) not exceeding 5% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing of the resolution in relation to the Sale Mandate.

As at the Latest Practicable Date, 1,261,751,085 Shares have been fully issued and paid. Subject to the passing of the ordinary resolution numbered 4(A) set out in the AGM Notice and on the basis that the issued share capital of the Company remains unchanged after the Latest Practicable Date and up to the date of the Annual General Meeting, the Company will be allowed to issue (or transfer out of treasury) a maximum of 63,087,554 Shares.

In addition, subject to a separate approval of the ordinary resolution numbered 4(C) set out in the AGM Notice, the number of Shares purchased by the Company under the ordinary resolution numbered 4(B) set out in the AGM Notice will be added to extend the Sale Mandate as mentioned in the ordinary resolution numbered 4(A) set out in the AGM Notice provided that such additional value shall not exceed 10% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing the resolution in relation to the Repurchase Mandate. The Directors wish to state that they have no immediate plan to issue any new Shares (including to sell or transfer any treasury Shares out of treasury) pursuant to the Sale Mandate.

The Sale Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Sale Mandate is revoked or varied by an ordinary resolution of the Shareholders.

LETTER FROM THE BOARD

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES

Pursuant to the resolution passed at the annual general meeting of the Company held on December 21, 2023, a general mandate was granted to the Directors to repurchase Shares. Such mandate will expire at the conclusion of the Annual General Meeting. In order to ensure flexibility and give discretion to the Directors in the event that it becomes desirable for the Company to repurchase Shares, an ordinary resolution will be proposed at the Annual General Meeting to approve the granting of the Repurchase Mandate to the Directors to exercise the powers of the Company to repurchase Shares on the Hong Kong Stock Exchange not exceeding 10% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing of the resolution in relation to the Repurchase Mandate.

As at the Latest Practicable Date, 1,261,751,085 Shares have been fully issued and paid. Subject to the passing of the ordinary resolution numbered 4(B) set out in the AGM Notice and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the Annual General Meeting, the Company will be allowed to repurchase a maximum of 126,175,108 Shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution in relation to the Repurchase Mandate at the Annual General Meeting.

The Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

4.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS

In accordance with the Articles of Association, Mr. Ye Guofu and Mr. Wang Yongping shall retire at the Annual General Meeting and, being eligible, will offer themselves for re-election at the Annual General Meeting. Details of the above retiring Directors who are subject to re-election at the Annual General Meeting are set out in Appendix I to this circular.

The Nominating and Corporate Governance Committee has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s board diversity policy, Director nomination policy and the Company’s corporate strategy, as well as the independence of the independent non-executive Directors. Mr. Wang Yongping, the retiring independent non-executive Director, has confirmed his independence pursuant to Rule 3.13 of the Listing Rules. The Nominating and Corporate Governance Committee and the Board considered that the retiring independent non-executive Director is independent in accordance with the independence guidelines set out in the Listing Rules, and are satisfied with all the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nominating and Corporate Governance Committee and the Board therefore recommended the re-election of all the retiring Directors including the aforesaid independent non-executive Director who is due to retire at the Annual General Meeting.

LETTER FROM THE BOARD

5.	PROPOSED RE-APPOINTMENT OF AUDITOR

The Board proposes to re-appoint KPMG as the independent auditor of the Company for the year ending December 31, 2024 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed at the Annual General Meeting to authorize the Board to fix the auditor’s remuneration for the ensuing year. KPMG have indicated their willingness to be re-appointed as auditor of the Company for the said period.

6.	AGM NOTICE

Set out on pages 18 to 23 of this circular is the AGM Notice for the Annual General Meeting at which, inter alia, ordinary resolutions will be proposed to Shareholders to consider and approve the granting of the Sale Mandate and the Repurchase Mandate, the re-election of the retiring Directors and the re-appointment of auditor. The AGM Notice serves as the notice of general meeting required under Rule 13.71 of the Listing Rules. The AGM Notice is also available for viewing on the Company’s website at https://ir.miniso.com.

7.	FORM OF PROXY

A form of proxy is enclosed with this circular for use at the Annual General Meeting. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.miniso.com).

Holders of record of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong Time) are cordially invited to attend the Annual General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York Time) are cordially invited to submit your voting instructions to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or to a holder’s bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon if you hold your ADSs directly on the books and records of The Bank of New York Mellon or to your bank, brokerage, or other securities intermediary if you hold your ADSs indirectly through any of them, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 9:00 a.m. (Hong Kong Time) on Tuesday, June 18, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Annual General Meeting; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

LETTER FROM THE BOARD

8.	VOTING BY POLL

As there is no Shareholder who has any material interest in the proposed resolutions regarding the Sale Mandate and the Repurchase Mandate, none of the Shareholders is required to abstain from voting on such resolutions. Separately, holders of treasury Shares (if any) shall abstain from voting on matters that require shareholders’ approval at the Company’s general meetings.

Pursuant to Rule 13.39(4) of the Listing Rules and article 73 of the Articles of Association, any resolution put to the vote of the Shareholders at a general meeting shall be taken by poll except where the chairman of the Annual General Meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Accordingly, each of the resolutions set out in the AGM Notice will be taken by way of poll. An announcement on the poll results will be published after the Annual General Meeting in the manner prescribed under Rule 13.39(5) of the Listing Rules.

On a poll, every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorised representative, shall have one vote for every fully paid Share of which he/she/it is the holder. A Shareholder entitled to more than one vote need not use all his/her/its votes or cast all the votes he/she/it uses in the same way.

9.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

LETTER FROM THE BOARD

10.	RECOMMENDATION

The Directors consider that the proposed resolutions for the granting of the Sale Mandate and the Repurchase Mandate, the re-election of the retiring Directors and the re-appointment of auditor are in the interests of the Group and the Shareholders as a whole. The Directors therefore recommend the Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting.

11.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular.

Yours faithfully
By order of the Board
MINISO Group Holding Limited YE Guofu
Executive Director and Chairman

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following are the particulars of the Directors proposed to be re-elected at the Annual General Meeting.

As at the Latest Practicable Date, none of the following Directors, save as disclosed herein, had any interest in the Shares within the meaning of Part XV of the SFO.

Save as disclosed herein, none of the following Directors held any directorships in other public companies, the securities of which are listed on any securities market in Hong Kong or overseas in the last three years. Save as disclosed herein, the following Directors are not otherwise related to any Directors, senior management, substantial shareholders (as defined in the Listing Rules) or controlling shareholders (as defined in the Listing Rules) of the Company.

Save as disclosed herein, there is no other matter in relation to the following Directors that needs to be brought to the attention of the Shareholders and there is no other information relating to the following Directors which is required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Listing Rules.

EXECUTIVE DIRECTOR

Mr. YE Guofu (葉國富), aged 46, has served as a director since January 2020 and was re-designated as an executive Director with effect from the Listing Date. Mr. Ye is our founder and has served as the chairman of the Board and the chief executive officer of our Company since February 2020. Mr. Ye is responsible for the overall strategy, business development and management of our Group.

Mr. Ye founded MINISO Corporation, the predecessor of our Group, in August 2009 and has since then served as the chief executive officer of MINISO Corporation until August 2018. After Miniso (Guangzhou) Co., Ltd., (“MINISO Guangzhou”), our PRC holding entity before we established our offshore holding structure, was established in October 2017, Mr. Ye has since then been serving as a director and the general manager of MINISO Guangzhou. Mr. Ye accumulated immense mastery in trendy fashion during the period of Chinese economic transformation and seized the opportunity to improve the social quality consumption patterns, bringing a new business model in China.

Mr. Ye received his junior college diploma in economic management from Zhongnan University of Economics and Law in China in July 2001.

Mr. Ye has entered a service contract with the Company for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association). The appointment shall, subject to re-election as and when required under the Articles of Association, be automatically renewed for successive period of three years. Either Mr. Ye or the Company may terminate the service contract by giving not less than 30 days’ written notice. Mr. Ye does not receive any remuneration in connection with the performance of his duty under the appointment as a Director. Mr. Ye’s remuneration is determined by the Compensation Committee with reference to his duties and responsibilities with the Company and the prevailing market conditions.

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

As at the Latest Practicable Date, Mr. Ye had an interest in 789,541,061 Shares in long position and 14,000,000 Shares in short position within the meaning of Part XV of the SFO.

INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr. WANG Yongping (王永平), aged 55, has served as our independent director since November 2021 and was re-designated as an independent non-executive Director with effect from the Listing Date.

Mr. Wang has served as the president of China Commercial Real Estate Association since August 2016 and as a vice chairman of the Commerce Economy Association of China since April 2018. Mr. Wang has also served as an independent director of Easyhome New Retail Group Co., Ltd. (SZSE: 0785), a China-based company engaging in investment, development, merchandize distributorship, marketing and service of the home building material industry and listed on the SZSE, since December 2019, and an independent non-executive director of SCE Intelligent Commercial Management Holdings Limited (HKEX: 0606), a Chinabased investment holding company that mainly provides integrated property management services listed on the Main Board of the HKEX, since June 2021, and an independent director of Winner Technology Co., Ltd. (SZSE: 300609) (“Winner Technology”), a China-based company principally engaged in offline consumer behavior data analysis, and listed on the SZSE, since May 2023. From April 2017 to May 2020, he served as an independent director of Winner Technology.

Mr. Wang was an independent director of Shanghai Youyouto Investment Development Co., Ltd. (“Shanghai Youyouto”), a limited liability company established in the PRC principally engaged in the operation of children’s indoor amusement park, from March 2016 to March 2019, where he was primarily responsible for providing independent advice on its operations and management. Shanghai Youyouto was declared bankrupt on December 22, 2020 and is currently in the process of liquidation. Mr. Wang confirmed that he was not involved in the management and operation of the business of Shanghai Youyouto. During his directorship with Shanghai Youyouto, Mr. Wang attended the meetings of Shanghai Youyouto as its independent director whenever notified and had reviewed meeting proposals and resolutions provided to him in relation to the composition of the board of directors, appointment of new directors and amendment of Shanghai Youyouto’s articles of association. Mr. Wang confirmed that he had not breached his fiduciary duties and duties of due diligence during his directorship with Shanghai Youyouto. Mr. Wang further confirmed that to the best of his knowledge and belief, as of the Latest Practicable Date, no claims had been made against him and he was not aware of any threatened or potential claims made against him and there are no outstanding claims and/or liabilities as a result of the liquidation of Shanghai Youyouto.

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

Before joining our Group, Mr. Wang held various senior management positions in several national commercial real estate institutions. Mr. Wang served as a director at Beijing Sperry Real Estate Brokerage Co., Ltd. from March 2014 to February 2020. He also served as an executive general manager mainly responsible for its daily management at Zhongshang Lianmeng (Beijing) Real Estate Consulting Co., Ltd. from April 2011 to December 2020.

Mr. Wang served as an executive vice secretary-general, vice chairman and secretary-general at China Federation of Urban Commercial Outlets Construction Administration from November 2003 to July 2010. He served as a director at Zhongshang Lianmeng (Beijing) Commercial Investment Co., Ltd. from September 2011 to July 2017. Mr. Wang also served as an executive editor-in-chief and editor-in-chief at Journal of Commercial Economics from May 2002 to September 2018 and as a reporter and a chief reporter, mainly responsible for business news gathering and editing at China Business Herald from September 1990 to April 2002.

Mr. Wang received his bachelor’s degree in economics from Hangzhou College of Commerce (now known as Zhejiang Gongshang University) in China in July 1990.

Mr. Wang has entered into an amended and restated director agreement with the Company for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to retirement as and when required under the Articles of Association). The appointment shall, subject to re-election as and when required under the Articles of Association, be automatically renewed for successive period of three years. Either Mr. Wang or the Company may terminate the agreement by giving not less than 30 days’ written notice, or such shorter period as the parties may agree upon. Mr. Wang is entitled to receive US$150,000 in the form of either cash compensation or share-based compensation at his discretion, per annum. Mr. Wang’s remuneration is determined by the Compensation Committee with reference to his duties and responsibilities with the Company and the prevailing market conditions.

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

The following is an explanatory statement required to be sent to the Shareholders under the Listing Rules in connection with the proposed Repurchase Mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the number of issued Shares was 1,261,751,085 Shares of nominal value of US$0.00001 each which have been fully paid. Subject to the passing of the resolution in relation to the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged after the Latest Practicable Date and up to the date of the Annual General Meeting, the Company will be allowed to repurchase a maximum of 126,175,108 Shares which represent 10% of the total number of issued Shares as at the date of the Annual General Meeting.

REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Company to repurchase its Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the Company’s net asset value and/or its earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

FUNDING OF REPURCHASE

Repurchase of the Shares must be funded out of funds legally available for such purpose in accordance with the Listing Rules, the memorandum of association of the Company, the Articles of Association, the Companies Act and other applicable laws of the Cayman Islands. The Directors may not repurchase the Shares on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange. Subject to the foregoing, the Directors may make repurchases with profits of the Company or out of proceeds of a new issuance of Shares made for the purpose of the repurchase or out of the Company’s share premium account or, if authorised by the Articles of Association and subject to the Companies Act, out of capital.

The Directors believe that if the Repurchase Mandate is exercised in full, it may not have a material adverse impact on the working capital and gearing position of the Company, as compared with the positions disclosed in the audited consolidated financial statements of the Company for the six months ended December 31, 2023. The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

GENERAL

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, their respective close associates, have any present intention if the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company.

No core connected persons have notified the Company that he or she or it has a present intention to sell any Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

The Directors will exercise the Repurchase Mandate in accordance with the Listing Rules, the memorandum of association of the Company, the Articles of Association and the applicable laws of the Cayman Islands. Neither this explanatory statement nor the Repurchase Mandate has any unusual features.

The Company may cancel such repurchased Shares or hold them as treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases.

For any treasury Shares deposited with CCASS pending resale on the Stock Exchange, the Company shall (i) procure its broker not to give any instructions to HKSCC to vote at general meetings of the Company for the treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, withdraw the treasury Shares from CCASS, and either re-register them in its own name as treasury Shares or cancel them, in each case before the record date for the dividends or distributions, or take any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury Shares.

TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholder’s interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX I	DETAILS OF DIRECTORS PROPOSED FOR RE-ELECTION

As at the Latest Practicable Date, to the best knowledge of the Company, the following Shareholders were interested in more than 10% of the Shares then in issue. In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Repurchase Mandate, the total interests of such Shareholders in the Shares would be increased to approximately the percentages set out in the last column as follows (assuming there is no other change in the issued share capital of the Company):

				Approximate
	Total number		Approximate	% of issued
	of Shares and		% of issued	share capital if
	underlying		share capital as	Repurchase
	Shares		at the Latest	Mandate is
Name of Shareholders	interested		Practicable Date	exercised in full
Ms. Yang Yunyun(1)(2)(3)(4)	789,541,061	(L)	62.6%	69.5%
	14,000,000	(S)	1.1%	1.2%
Mini Investment Limited(2)	789,541,061	(L)	62.6%	69.5%
	14,000,000	(S)	1.1%	1.2%
Mini Investment Limited(2)	328,290,482	(L)	26.0%	28.9%
	14,000,000	(S)	1.1%	1.2%
YGF Development Limited(2)	328,290,482	(L)	26.0%	28.9%
	14,000,000	(S)	1.1%	1.2%
YYY MC Limited(3)	257,849,197	(L)	20.4%	22.7%
YYY Development Limited(3)	257,849,197	(L)	20.4%	22.7%
YGF MC Limited(4)	203,401,382	(L)	16.1%	17.9%

Notes:

(1)	Mr. Ye and Ms. Yang are spouses, and are therefore deemed to be interested in the equity interests held by each other.

(2)	Mini Investment Limited is wholly-owned by YGF Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the YGF Trust. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by Mini Investment Limited.

(3)	YYY MC Limited is wholly-owned by YYY Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yang is both the settlor and protector of YYY Trust and is deemed to be the controlling person of the YYY Trust. Under the SFO, Ms. Yang is deemed to be interested in all the interests in our Company held by YYY MC Limited.

(4)	YGF MC Limited is wholly-owned by Mr. Ye.

(5)	The letter “L” denotes the long position of such person in the relevant Shares. The letter “S” denotes the short position of such person in the relevant Shares.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

In the event that the Repurchase Mandate is exercised in full and assuming that there is no other change in the issued share capital of the Company between the Latest Practicable Date and the date of repurchase, the shareholding of these Shareholders in the Company would be increased to approximately the respective percentages as shown in the last column of the table above. To the best knowledge and belief of our Directors, such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code.

In addition, the Listing Rules prohibit a company from making repurchase on the Hong Kong Stock Exchange if the result of the repurchase would be that less than 25% (or such other prescribed minimum percentage as determined by the Hong Kong Stock Exchange) of the total number of issued Shares would be in public hands. The Directors do not propose to repurchase Shares which would result in the aggregate number of the Shares held by the public falling below the prescribed minimum percentage required by the Hong Kong Stock Exchange.

SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Hong Kong Stock Exchange during the twelve months preceding the Latest Practicable Date were as follows:

Month	Highest prices	Lowest prices
	HK$	HK$
2023
April
	35.650	31.050
May	36.500	28.600
June	36.150	29.150
July	42.300	30.350
August	52.800	36.150
September	59.850	49.000
October	55.150	47.100
November	56.900	45.600
December	49.800	34.100

2024
January
	45.450	30.900
February	38.450	30.750
March	43.950	32.250
April (up to the Latest Practicable Date)	43.500	39.900

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

SHARE REPURCHASE MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has repurchased a total of 1,938,600 Shares on the Hong Kong Stock Exchange and a total of 617,127 ADSs (representing 2,468,508 Shares) on the New York Stock Exchange, details of which are as follows:

Hong Kong Stock Exchange

	No. of Shares
	repurchased by	Price per Share
Date of Repurchase	the Company	Highest	Lowest
		HK$	HK$
December 14, 2023	273,600	36.60	36.35
December 19, 2023	60,000	37.85	37.30
December 21, 2023	374,800	37.65	37.10
January 30, 2024	625,200	33.20	31.00
January 31, 2024	430,000	33.45	32.10
February 1, 2024	175,000	34.00	33.70
New York Stock Exchange

	No. of Shares
	repurchased by	Price per Share
Date of Repurchase	the Company	Highest	Lowest
		US$	US$
December 8, 2023	398,648	4.9625	4.8325
December 11, 2023	409,460	4.9825	4.8250
December 14, 2023	394,000	4.7500	4.5700
December 18, 2023	248,000	4.8575	4.7525
January 2, 2024	258,000	4.9775	4.8200
January 3, 2024	94,000	4.9975	4.9675
January 22, 2024	28,000	4.9975	4.9725
January 24, 2024	70,400	4.9975	4.9550
January 26, 2024	114,000	4.9975	4.9475
January 29, 2024	426,000	4.7150	4.3450
January 31, 2024	28,000	4.3250	4.2825

Save as disclosed above, the Company has not purchased, sold or redeemed any of its Shares (whether on the Hong Kong Stock Exchange or otherwise) during six months prior to the Latest Practicable Date.

NOTICE OF THE ANNUAL GENERAL MEETING

MINISO Group Holding Limited

名創優品集團控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of MINISO Group Holding Limited (the “Company”) will be held at 16F, Building A, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou, Guangdong Province, the People’s Republic of China on Thursday, June 20, 2024 at 9:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the six months ended December 31, 2023 and the reports of the directors and auditor thereon.

2.	(A) To re-elect the following directors of the Company (the “Directors”):

(i)	To re-elect Mr. Ye Guofu as an executive Director; and

(ii)	To re-elect Mr. Wang Yongping as an independent non-executive Director.

(B)  To authorise the board of Directors to fix the remuneration of the Directors.

3.	To re-appoint KPMG as auditor of the Company and authorise the board of Directors to fix its remuneration for the year ending December 31, 2024.

NOTICE OF THE ANNUAL GENERAL MEETING

4.	To consider and, if thought fit, pass with or without modification the following resolutions as ordinary resolutions:

(A)	“That:

(i)	subject to paragraph (iii) below, pursuant to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of the Hong Kong Limited (the “Hong Kong Stock Exchange”), a general mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined hereinafter) to exercise all the powers of the Company to allot, issue and/or otherwise deal with additional shares of the Company (including any sale or transfer of treasury shares (which shall have the meaning ascribed to it under the Listing Rules coming into effect on June 11, 2024) out of treasury) or securities convertible into shares, or options, warrants or similar rights to subscribe for shares or such convertible securities of the Company and to make or grant offers, agreements and/or options (including bonds, warrants and debentures convertible into shares of the Company);

(ii)	the mandate in paragraph (i) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period (as defined hereinafter) to make or grant offers, agreements and/or options which may require the exercise of such powers after the end of the Relevant Period;

(iii)	the aggregate number of shares allotted and issued or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) by the Directors during the Relevant Period (as defined hereinafter) pursuant to paragraph (i) above, otherwise than pursuant to:

(a)	any Rights Issue (as defined hereinafter);

(b)	the grant or exercise of any option under any share option scheme of the Company (if applicable) or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employees of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for shares or rights to acquire shares of the Company;

(c)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the share incentive plan of the Company;

(d)	any scrip dividend scheme or similar arrangement providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company; or

(e)	a specific authority granted by the shareholders of the Company in general meeting, shall not exceed 5% of the total number of issued Shares of the Company (excluding any treasury shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

NOTICE OF THE ANNUAL GENERAL MEETING

(iv)	for the purpose of this resolution:

(a)	“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(1)	the conclusion of the next annual general meeting of the Company;

(2)	the expiry of the period within which the next annual general meeting of the Company is required by any applicable laws or the articles of association of the Company to be held; and

(3)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution; and

(b)	“Rights Issue” means an offer of shares of the Company or an issue of warrants, options or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares of the Company on the register of members on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or, having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the exercise or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction, any recognised regulatory body or any stock exchange applicable to the Company).”

(B)	“That:

(i)	subject to paragraph (ii) of this resolution, a general mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined hereinafter) to exercise all the powers of the Company to repurchase shares of the Company on the Hong Kong Stock Exchange or on any other stock exchange on which the shares of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange and, subject to and in accordance with all applicable laws, rules and regulations;

NOTICE OF THE ANNUAL GENERAL MEETING

(ii)	the aggregate number of shares to be repurchased pursuant to the mandate in paragraph (i) of this resolution shall not exceed 10% of the total number of issued shares of the Company as at the date of passing this resolution, and if any subsequent consolidation or subdivision of shares is conducted, the maximum number of shares that may be repurchased under the mandate in paragraph (i) above as a percentage of the total number of issued shares at the date immediately before and after such consolidation and subdivision shall be the same, and the mandate shall be limited accordingly; and

(iii)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiry of the period within which the next annual general meeting of the Company is required by any applicable laws or the articles of association of the Company to be held; and

(c)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.”

(C)	“That conditional upon the resolutions numbered 4(A) and 4(B) set out in this notice being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and/or otherwise deal with new shares of the Company (including any sale or transfer of treasury shares out of treasury) and to make or grant offers, agreements and/or options which might require the exercise of such powers pursuant to the resolution numbered 4(A) set out in this notice be and is hereby extended by the addition to the number of the issued shares of the Company which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the number of shares of the Company repurchased by the Company under the mandate granted pursuant to the resolution numbered 4(B) set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company (excluding any treasury Shares) as at the date of passing of the said resolution.”

NOTICE OF THE ANNUAL GENERAL MEETING

SHARE RECORD DATE AND ADS RECORD DATE

The board of Directors has fixed the close of business on May 6, 2024 (Hong Kong Time) as the record date (the “Share Record Date”) of the Company’s shares. Holders of record of the Company’s shares (as of the Share Record Date) are entitled to attend and vote at the Annual General Meeting and any adjourned meeting thereof.

Holders of American depositary shares (the “ADSs”) as of the close of business on May 6, 2024 (New York Time) (the “ADS Record Date”), who wish to exercise their voting rights for the underlying shares must give voting instructions either directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly on the books and records of The Bank of New York Mellon, or indirectly through a bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of holders, as the case may be.

ATTENDING THE ANNUAL GENERAL MEETING

Only holders of record of the Company’s shares as of the Share Record Date are entitled to attend and vote at the Annual General Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Annual General Meeting venue, or to instruct any person to leave the Annual General Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Annual General Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of the Company’s shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the Annual General Meeting. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon, or instruct a holder’s a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be, as to how to vote the shares represented by the ADSs. Please refer to the proxy form (for holders of the shares) which is available on our website at https://ir.miniso.com.

Holders of record of the Company’s shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the Annual General Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the shares) or your voting instructions to The Bank of New York Mellon, if your ADSs are held directly on the books and records of The Bank of New York Mellon, or to your bank, brokerage or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 9:00 a.m. (Hong Kong Time) on Tuesday, June 18, 2024 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Annual General Meeting; and The Bank of New York Mellon must receive your voting instructions by the time and date specified in the ADS voting instruction card to enable the votes attaching to the shares represented by your ADSs to be cast at the Annual General Meeting. For the avoidance of doubt, holders of treasury shares of the Company (if any) are not entitled to vote at the Annual General Meeting.

NOTICE OF THE ANNUAL GENERAL MEETING

By order of the Board
MINISO Group Holding Limited YE Guofu
Executive Director and Chairman

Hong Kong, April 16, 2024

Registered office:	Headquarters and principal place of business in China:
Maples Corporate Services Limited	8F, M Plaza
PO Box 309, Ugland House	No. 109, Pazhou Avenue
Grand Cayman, KY1-1104	Haizhu District, Guangzhou 510000
Cayman Islands	Guangdong Province
China

As of the date of this notice, the board of directors of the Company comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

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